[redacted]

11020670

UNITED S
SECURITIES AND EXCH
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CD Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Glendale-Milford Road, Suite 170
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/11

3/29

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CD Funding Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS NOTARY PUBLIC MY COMMISSION EXPIRES FEBRUARY 15, 2014 FORSYTH COUNTY, GEORGIA

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CD Funding Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2010 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2010

CD Funding Securities, LLC
(Name of Respondent)

4350 Glendale-Milford Road
Cincinnati, Ohio 45242
(Address of Principal Executive Office)

Mr. Tim Bonacci
CD Funding Securities, LLC
4350 Glendale-Milford Road
Cincinnati, Ohio 45242
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CD Funding Securities, LLC

Table of Contents

Flynn & Company
Certified Public Accountants and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report

To the Member
CD Funding Securities, LLC

We have audited the accompanying statement of financial condition of CD Funding Securities, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CD Funding Securities, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.

January 28, 2011

CD FUNDING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Current Assets		
Cash and cash equivalents	$	821,435
Accounts receivable		203,962
Investments		10,108
Prepaid expense		3,699
Total current assets		1,039,204
Restricted cash		25,015
Total Assets	$	1,064,219
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable	$	14,816
Accrued liabilities		156,967
Total Liabilities		171,783
Member's Equity		892,436
Total Liabilities and Member's Equity	$	1,064,219

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Referral fees	$ 1,873,455
Trade spread	655,487
Total Revenues	2,528,942
Expenses	
Payroll and related expenses	554,998
Employee benefits	25,675
Licensing and registration	8,726
Occupancy expense	19,554
Professional fees	19,250
Clearing fees	43,229
Lease expense	18,303
Supplies	3,701
Marketing	4,352
Travel	17,296
Other	7,598
Total Expenses	722,682
Other Income	
Interest income	1,119
Net Income	$ 1,807,379

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at December 31, 2009	$	99,701
Net Income		1,807,379
Contributions		-
Distributions		(1,015,000)
Net change in unrealized gains on available-for-sale securities		356
Balance at December 31, 2010	$	892,436

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:		
Net income	$	1,807,379
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(188,897)
Increase in prepaid expense		(827)
Decrease in accounts payable		(7,330)
Increase in accrued liabilities		137,939
Net cash provided by operating activities		1,748,264
Cash Flows from Financing Activities:		
Member distributions		(1,015,000)
Net increase in cash and cash equivalents		733,264
Cash and cash equivalents, beginning of year		88,171
Cash and cash equivalents, end of year	$	821,435

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

CD Funding Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of CD Funding Group, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(ii) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2010, management had determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $11,452 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $887,464 at December 31, 2010. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .1936 to 1 at December 31, 2010.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through January 28, 2011, which was the date the financial statements were available to be issued for the year ended December 31, 2010.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2010, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2010, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 8,814	$ 1,294	$ -	$ 10,108

NOTE D – LEASE AGREEMENT

The Member has a month to month lease agreement where the Company occupies a portion of the office space. The Company pays the Member for the square footage used by the Company. For the year ended December 31, 2010 rent expense was $14,400.

NOTE E – FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE E – FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3- Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the fair value hierarchy of the Company's financial assets measured at fair value as of December 31, 2010:

	December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ 10,108	$ -	$ -	$ 10,108

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The Company's remaining assets and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member
CD Funding Securities, LLC

We have audited the accompanying financial statements of CD Funding Securities, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated January 28, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn & Company, Inc.

January 28, 2011

CD FUNDING SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

Net Capital:		
Member's equity	$	892,436
Nonallowable assets		(3,714)
Haircuts on securities		(1,258)
Net Capital		887,464
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		(11,452)
Excess Net Capital	$	876,012
Aggregate Indebtedness to Net Capital	$	171,783
Ratio of Aggregate Indebtedness to Net Capital		.1936 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in CD Funding Securities, LLC's unaudited FOCUS Report as of December 31, 2010. Therefore, no reconciliation of the two computations is deemed necessary.

CD FUNDING SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Supplementary Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

January 28, 2011

To the Member
CD Funding Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CD Funding Securities, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company
Certified Public Accountants and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
CD Funding Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which was agreed to by CD Funding Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CD Funding Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CD Funding Securities, LLC's management is responsible for CD Funding Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in Form X-17A-5 (quarterly FOCUS Reports) for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 28, 2011